Exhibit 99.1

StealthGas Inc.

Unaudited Condensed Consolidated Financial Statements

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2012 and September 30, 2013 (Expressed in United States Dollars)

		December 31,	September 30,
	Note	2012	2013
Assets
Current assets
Cash and cash equivalents		42,273,000	95,856,697
Receivables from related party	3	—	96,717
Trade and other receivables		3,029,284	3,391,637
Claims receivable		32,835	1,748,496
Inventories	4	3,152,407	3,341,831
Advances and prepayments		435,226	702,705
Restricted cash	9	7,340,655	6,865,568

Total current assets		56,263,407	112,003,651

Non current assets
Advances for vessels under construction	5	19,321,045	46,283,936
Vessels, net	6	634,634,671	685,112,848
Other receivables		224,422	578,173
Restricted cash		1,300,000	2,100,000
Deferred finance charges	7	1,295,486	1,415,992

Total non current assets		656,775,624	735,490,949

Total assets		713,039,031	847,494,600

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	3	7,288,899	7,944,631
Trade accounts payable		5,927,526	7,293,704
Accrued liabilities		2,855,170	3,459,375
Customer deposits		280,000	—
Deferred income	8	3,129,671	3,058,374
Fair value of derivatives	10	539,904	370,702
Current portion of long-term debt	9	35,787,544	72,873,605

Total current liabilities		55,808,714	95,000,391

Non current liabilities
Fair value of derivatives	10	5,409,337	3,240,319
Other non current liabilities		222,770	552,131
Long-term debt	9	309,564,768	281,673,584

Total non current liabilities		315,196,875	285,466,034

Total liabilities		371,005,589	380,466,425

Commitments and contingencies	14	—	—

Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share, 100,000,000 common shares authorized 21,179,642 shares issued and 20,627,329 shares outstanding at December 31, 2012 and 32,679,642 shares issued and 32,127,329 shares outstanding at September 30, 2013 with a par value of $0.01 per share	12	206,273	321,273
Additional paid-in capital	12	275,792,164	385,079,657
Retained earnings		66,016,627	81,701,724
Accumulated other comprehensive income/(loss)		18,378	(74,479)

Total stockholders’ equity		342,033,442	467,028,175

Total liabilities and stockholders’ equity		713,039,031	847,494,600

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

For the Nine-month Periods Ended September 30, 2012 and 2013

(Expressed in United States Dollars)

		Nine-Month Periods Ended September 30,
	Note	2012	2013
Revenues
Revenues		86,735,515	82,108,144
Revenues – related party	3	1,891,884	7,340,891

Total revenues		88,627,399	89,449,035

Expenses
Voyage expenses		7,753,002	9,894,145
Voyage expenses – related party	3	1,094,730	1,089,651
Vessels’ operating expenses		21,972,357	23,447,417
Vessels’ operating expenses – related party	3	885,261	3,066,316
Dry-docking costs		2,045,656	2,456,614
Management fees – related party	3	3,207,885	3,502,450
General and administrative expenses		2,151,866	1,892,747
Depreciation	6	21,442,465	22,671,019
Net gain on sale of vessels		(1,372,409)	—

Total expenses		59,180,813	68,020,359

Income from operations		29,446,586	21,428,676

Other income and (expenses)
Interest and finance costs		(7,250,396)	(5,932,624)
(Loss)/gain on derivatives	10	(1,153,309)	64,611
Interest income		169,844	203,666
Foreign exchange loss		(13,316)	(79,232)

Other expenses, net		(8,247,177)	(5,743,579)

Net income		21,199,409	15,685,097

Earnings per share
- Basic	13	1.03	0.58

- Diluted	13	1.03	0.58

Weighted average number of shares
- Basic	13	20,552,568	26,997,623

- Diluted	13	20,552,568	26,997,623

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Nine-month Periods Ended September 30, 2012 and 2013

(Expressed in United States Dollars)

		September 30,
	Note	2012	2013
Net Income		21,199,409	15,685,097

Other Comprehensive Income/(Loss)
- Cash flow hedges:
Reclassification adjustment	10	11,830	(92,857)

Other Comprehensive Income/(Loss)		11,830	(92,857)

Comprehensive Income		21,211,239	15,592,240

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

For the Nine-month Periods Ended September 30, 2012 and 2013

(Expressed in United States Dollars, except for share data)

					Accumulated
	Capital stock				Other
	Number of		Additional	Retained	Comprehensive
	Shares	Amount	Paid-in Capital	Earnings	Income/(loss)	Total
Balance as of January 1, 2012	20,552,568	205,526	275,761,643	37,058,140	72,718	313,098,027
Net income for the period	—	—	—	21,199,409	—	21,199,409
Other comprehensive income	—	—	—	—	11,830	11,830

Balance, September 30, 2012	20,552,568	205,526	275,761,643	58,257,549	84,548	334,309,266

Balance as of January 1, 2013	20,627,329	206,273	275,792,164	66,016,627	18,378	342,033,442
Follow-on public offering net of issuance cost	11,500,000	115,000	109,068,623	—	—	109,183,623
Share based compensation			218,870			218,870
Net income for the period				15,685,097	—	15,685,097
Other comprehensive loss	—	—	—	—	(92,857)	(92,857)

Balance, September 30, 2013	32,127,329	321,273	385,079,657	81,701,724	(74,479)	467,028,175

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine-month Periods Ended September 30, 2012 and 2013

(Expressed in United States Dollars)

	Nine-Month Periods Ended September 30,
	2012	2013
Cash flows from operating activities
Net income for the period	21,199,409	15,685,097
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,442,465	22,671,019
Amortization of deferred finance charges	325,577	321,524
Unrealized exchange differences	92,138	(10,694)
Share based compensation	—	218,870
Change in fair value of derivatives	(2,450,232)	(2,431,077)
Gain on sale of vessels	(1,372,409)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,038,642)	(716,104)
Claims receivable	(275,734)	(1,922,975)
Inventories	(198,666)	(189,424)
Advances and prepayments	119,337	(267,479)
Increase/(decrease) in
Balances with related parties	107,632	559,015
Trade accounts payable	464,668	1,366,178
Accrued liabilities	(1,128,920)	604,205
Other non current liabilities	—	329,361
Deferred income	(257,320)	(71,297)

Net cash provided by operating activities	37,029,303	36,146,219

Cash flows from investing activities
Insurance proceeds	792,137	207,314
Vessel acquisitions and advances for vessels under construction	(62,513,765)	(100,112,087)
Proceeds from sale of vessels, net	18,136,907	—
Decrease/(Increase) in restricted cash account	2,141,047	(324,913)

Net cash used in investing activities	(41,443,674)	(100,229,686)

Cash flows from financing activities
Net proceeds from common stock issuance	—	109,183,623
Deferred finance paid	—	(442,030)
Customer deposits returned	—	(280,000)
Loan repayments	(41,048,198)	(27,567,623)
Proceeds from long-term debt	43,250,000	36,762,500

Net cash provided by financing activities	2,201,802	117,656,470

Effect of exchange rate changes on cash	(92,138)	10,694

Net (decrease)/increase in cash and cash equivalents	(2,304,707)	53,583,697
Cash and cash equivalents at beginning of year	43,539,303	42,273,000

Cash and cash equivalents at end of period	41,234,596	95,856,697

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

1.	Basis of Presentation and General Information

The accompanying unaudited condensed consolidated financial statements include the accounts of StealthGas Inc. and its subsidiaries (collectively, the “Company”). StealthGas Inc. was formed under the laws of the Marshall Islands on December 22, 2004 and, as of September 30, 2013 owned a fleet of thirty eight (38) liquefied petroleum gas (LPG) carriers, three medium range (M.R.) type product carriers and one Aframax tanker providing worldwide marine transportation services under long, medium or short-term charters. The Company’s vessels are managed by Stealth Maritime Corporation S.A. — Liberia (the “Manager”), a related party. The Manager is a company incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 18, 2013.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

2.	Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with SEC on April 18, 2013. There have been no material changes to these policies in the nine-month period ended September 30, 2013.

3.	Transactions with Related Parties

The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter and a brokerage commission of 1.25% on freight, hire and demurrage per vessel, effective after an amendment on January 1, 2007 to the Management Agreement. For the nine-month periods ended September 30, 2012 and 2013, total brokerage commissions of 1.25% amounted to $1,094,730 and $1,089,651, respectively, and were included in voyage expenses – related party in the unaudited condensed consolidated statements of income. For the nine-month periods ended September 30, 2012 and 2013, the management fees were $3,207,885 and $3,502,450, respectively. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 was charged for each additional day. For the nine-month periods ended September 30, 2012 and 2013, the superintendent fees amounted to $153,000 and $121,001, respectively, and are included in vessels’ operating expenses—related party in the unaudited condensed consolidated statements of income.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

3.	Transactions with Related Parties – Continued

The Manager also acts as a sales and purchase broker of the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. For the nine-month periods ended September 30, 2012 and 2013, commission fees of $634,479 and $723,500, respectively, were incurred and capitalized to the cost of the vessels. For the nine-month periods ended September 30, 2012 and 2013 the amounts of $192,000 and $0, respectively, were recognized as commission expenses relating to the sale of vessels and are included in the unaudited condensed consolidated statements of income under the caption “Net gain on sale of vessels”.

The Manager has subcontracted, during the nine months ended September 30, 2013, the technical management of some of the vessels to three unaffiliated ship-management companies, Selandia Ship Management (“Selandia”), Swan Shipping Corporation (“Swan”) and Bernhard Schulte Ship Management Ltd. (“BSM’) and to one affiliated ship-management company, Brave Maritime Corp. S.A (“Brave”). These companies provide technical management to the Company’s vessels for a fixed annual fee per vessel.

In addition to management services, the Company reimburses the Manager for compensation of its Chief Executive Officer, its Chief Financial Officer, its Internal Auditor and its Deputy Chairman and Executive Director, which reimbursements were in the amounts of $1,220,548 and $868,477 for the nine-month periods ended September 30, 2012 and 2013, respectively, and are included in the unaudited condensed consolidated statements of income under the caption “General and administrative expenses”.

The current account balance with the Manager at December 31, 2012, and at September 30, 2013, was a liability of $7,288,899 and $7,944,631, respectively. The liability represents payments made by the Manager on behalf of the ship-owning companies.

The Company rents office space that is owned by an affiliated company of the Vafias Group. Rental expense for the nine-month periods ended September 30, 2012 and 2013 amounted to $56,994 and $57,834, respectively.

In April 2012, the Company reached time charter agreements for two of the Company’s vessels with Emihar Petroleum Inc., an affiliate of the Vafias Group incorporated in the Marshall Islands. Revenue from the related party amounted to $1,891,884 and $7,340,891 for the nine-month periods ended September 30, 2012 and 2013, respectively, and is included in the unaudited condensed consolidated statements of income under the caption “Revenues – related party”. For the vessels’ operating expenses, the Company paid to the Manager amounts of $732,261 and $2,945,315 for the nine-month periods ended September 30, 2012 and 2013, respectively, which are included in the unaudited condensed consolidated statements of income under the caption “Vessels’ operating expenses – related party”.

On August 22, 2012, the Company entered into separate memoranda of agreements with an affiliated company to acquire four LPG carriers under construction which are scheduled to be delivered during the year 2015. The aggregate purchase price of these vessels was $96,000,000. As provided by the memorandum of agreements, an advance payment of 20% of the aggregate purchase price was paid on September 28, 2012.

4.	Inventories

The amounts shown in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	December 31, 2012	September 30, 2013
Bunkers	1,854,589	1,862,235
Lubricants	1,297,818	1,479,596

Total	3,152,407	3,341,831

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

5.	Advances for Vessels Under Construction and Acquisitions

For the nine-month period ended September 30, 2013, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2012	19,321,045
Advances paid	26,521,200
Capitalized interest	441,386
Capitalized expenses	305

Balance, September 30, 2013	46,283,936

On March 22, 2013, the Company entered into separate memoranda of agreement to acquire two LPG carriers under construction, which are scheduled to be delivered in the first and second quarter of 2014, respectively. The total consideration payable for these vessels amounts to $50,000,000 and an advance payment of $12,500,000 was paid during the third quarter of 2013.

On August 1, 2013, the Company signed contracts with a Japanese shipbuilding yard for the construction of four LPG carriers at an aggregate contract price of $62,316,400. The vessels are scheduled for delivery between August 2014 and May 2015. During the third quarter of 2013, the Company effected advance payments to the shipbuilding yard of $14,021,200.

6.	Vessels, net

	Vessel cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2012	776,302,690	(141,668,019)	634,634,671
Additions	73,149,196	—	73,149,196
Depreciation for the period	—	(22,671,019)	(22,671,019)

Balance, September 30, 2013	849,451,886	(164,339,038)	685,112,848

Vessels with a carrying value of $666,204,617 as of September 30, 2013 are mortgaged as security for the term loans discussed in Note 9.

During the nine-month period ended September 30, 2013, the Company acquired the vessels “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony” for a total consideration of $73,149,196.

7.	Deferred Finance Charges

Gross deferred finance charges amounting to $3,081,644 and $3,523,674 as of December 31, 2012 and September 30, 2013, respectively, represent fees paid to the lenders for obtaining the related loans, and are presented on the balance sheet net of accumulated amortization. For the nine-month periods ended September 30, 2012 and 2013, the amortization of deferred finance charges amounted to $325,577 and $321,524, respectively, and is included in Interest and finance costs in the accompanying unaudited condensed consolidated statements of income. Accumulated amortization as of December 31, 2012 and September 30, 2013 amounted to $1,786,158 and $2,107,682, respectively.

8.	Deferred Income

The amounts shown in the accompanying unaudited condensed consolidated balance sheets amounting to $3,129,671 and $3,058,374 represent time charter revenues received in advance as of December 31, 2012 and September 30, 2013, respectively.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Long-term Debt

Term Loans		Original	December 31,	Movement in 2013		September 30,
Issue Date	Maturity Date	amount	2012	Additions	Repayments	2013
December 5, 2005	May 30, 2016	100,067,500	40,421,883	—	(6,409,852)	34,012,031
May 17, 2006	May 9, 2016	79,850,000	22,500,000	—	(3,000,000)	19,500,000
June 6, 2006	June 28, 2016	6,580,000	2,710,960	—	(236,880)	2,474,080
June 21, 2007	December 21, 2017	49,875,000	30,845,014	—	(2,200,500)	28,644,514
February 12, 2008	February 19, 2020	40,250,000	26,875,000	—	(1,875,000)	25,000,000
July 30, 2008	November 4, 2020	33,240,000	25,484,000	—	(969,500)	24,514,500
October 9, 2008	October 9, 2020	29,437,000	10,210,000	—	(390,000)	9,820,000
January 30, 2009	July 20, 2016	45,000,000	37,350,000	—	(2,550,000)	34,800,000
February 18, 2009	July 5, 2014	32,200,000	23,616,259	—	(1,885,623)	21,730,636
February 19, 2009	July 14, 2019	29,250,000	22,080,000	—	(1,170,000)	20,910,000
June 25, 2009	July 2, 2014	26,700,000	17,434,196	—	(2,155,268)	15,278,928
February 1, 2011	September 1, 2018	49,400,000	44,450,000	—	(2,475,000)	41,975,000
March 1, 2011	June 20, 2020	43,250,000	41,375,000		(2,250,000)	39,125,000
September 23, 2013	December 31, 2020	45,212,500	—	36,762,500	—	36,762,500

Total			345,352,312	36,762,500	(27,567,623)	354,547,189

Current portion of long-term debt			35,787,544			72,873,605

Long term debt			309,564,768			281,673,584

On September 23, 2013, the Company entered into a term loan with a bank to partially finance the acquisition of the five LPG carriers, named “Gas Enchanted”, “Gas Alice”, “Gas Inspiration”, “Gas Ethereal” and “Sakura Symphony”, respectively, by five of the Company’s wholly owned subsidiaries. The term loan was drawn down in two tranches. The first tranche amounting to $36,762,500 was drawn down on September 30, 2013 and the second tranche amounting to $8,450,000 was drawn down on October 25, 2013.

The above term loans are secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. The term loans contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds a certain percentage of the amounts outstanding as defined in the term loans, ranging from 125% to 130%,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 80% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company defined as EBITDA to interest expense to be at all times greater than to 2.5:1,

•	that at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•	the Company should maintain on a monthly basis a cash balance of a proportionate amount of the next installment and relevant interest plus a minimum aggregate cash balance of $2,100,000 in the earnings account with the relevant banks,

•	dividends paid by the borrower will not exceed 50% of the Company’s free cash flow in any rolling 12 month period.

The interest rates on the outstanding loans as of September 30, 2013 are based on Libor plus a margin which varies from 0.70% to 3.00%. The average interest rate (including the margin) on the outstanding loans for the nine-month periods ended September 30, 2012 and 2013 was 2.43% and 2.26%, respectively.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

9.	Long-term Debt – Continued

Bank loan interest expense for the above loans for the nine-month periods ended September 30, 2012 and 2013 amounted to $6,873,954 and $5,834,692, respectively. Of these amounts, for the nine-month periods ended September 30, 2012 and 2013, the amounts of $160,439 and $441,386, respectively, were capitalized to “Advances for vessels under construction”. Interest expense, net of interest capitalized, is included in interest and finance costs in the accompanying unaudited condensed consolidated statements of income.

As of September 30, 2013, the Company was not in compliance with the required value-to-loan ratio included in one facility under which a total of $25,000,000 was outstanding as of September 30, 2013. Value-to-loan ratio shortfalls do not constitute events of default that would automatically trigger the full repayment of the loan. Based on the loan agreements, upon receiving written notice of non-compliance from lenders, value-to-loan shortfalls may be remedied by the Company by providing additional collateral or repaying the amount of the shortfall. No such notice has been received from its lenders. Management has the intent and the ability to cure the shortfall by providing additional collateral to its lenders in the form of cash in the total amount of approximately $2,050,000 which has been classified as restricted cash as of September 30, 2013. Therefore this term loan, excluding the current portion of scheduled loan repayments, has been presented as long term liabilities on the Company’s unaudited condensed consolidated balance sheet.

The available unused amount under these facilities at September 30, 2013 was $8,450,000, which was drawn down on October 25, 2013 and the Company is required to pay a quarterly commitment fee of 0.98% per annum of the unutilized portion of the line of credit.

The annual principal payments to be made, for the fourteen term loans, after September 30, 2013 are as follows:

September 30,	Amount
2014	72,873,605
2015	36,668,555
2016	82,480,816
2017	20,261,930
2018	55,527,429
2019 & thereafter	86,734,854

Total	354,547,189

Commitment Letters: On September 6, 2012 the Company signed a commitment letter with a bank institution to partially finance the acquisition of four under construction LPG carriers in an amount equal to (i) the lesser of $67,200,000 or 70% of the fair market value of the vessels subject to the Minimum Employment Condition being met at the delivery date of each vessel or (ii) the lesser of $62,500,000 or 65% of the fair market value of the vessels if the Minimum Employment Condition will not be met at the delivery date of each vessel. The term loan will be drawn down in four tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in twenty eight consecutive quarterly installments plus a balloon payment payable together with the last installment.

On September 18, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery. The aggregate committed term loan is up to $35,000,000 and will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing six months after the drawdown, in fourteen consecutive semi-annual installments plus a balloon payment payable together with the last installment.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Derivatives and Fair Value Disclosures

The Company uses interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert a portion of the Company’s debt from a floating to a fixed rate. The Company is a party to three floating-to-fixed interest rate swaps with various major financial institutions covering notional amounts aggregating $54,492,179 at September 30, 2013 pursuant to which it pays fixed rates ranging from 2.77% to 4.73% and receives floating rates based on the London Interbank Offered Rate (“LIBOR”) (approximately 0.36% at September 30, 2013). These agreements contain no leverage features and have maturity dates ranging from July 2014 to March 2016. The Company had derivatives that qualified for hedge accounting up to October 1, 2009, subsequent to which the Company discontinued hedge accounting. In accordance with ASC 815-30-40 the unrealized results accumulated in “Accumulated other comprehensive income” for previously designated cash flow hedges, are being reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

The following tables present information on the location and amounts of derivatives’ fair values reflected in the unaudited condensed consolidated balance sheets.

		December 31, 2012	September 30, 2013
Derivatives not designated as hedging		Liability	Liability
instruments	Balance Sheet Location	Derivatives	Derivatives
Interest Rate Swap Agreements	Current liabilities—Fair value of derivatives	539,904	370,702
Interest Rate Swap Agreements	Non current liabilities—Fair value of derivatives	5,409,337	3,240,319

Total derivatives not designated as hedging instruments		5,949,241	3,611,021

Total derivatives		5,949,241	3,611,021

The effect of derivative instruments on the unaudited condensed consolidated statements of income for the nine- month periods ended September 30, 2012 and 2013 is as follows:

Derivatives not designated as hedging		Nine-month periods ended September 30,
instruments	Location of Gain / (Loss) Recognized	2012	2013
Interest Rate Swap—Reclassification from OCI	(Loss)/gain on derivatives	(11,830)	92,857
Interest Rate Swap—Change in fair value	(Loss)/gain on derivatives	2,462,062	2,338,220
Interest Rate Swap—Realized loss	(Loss)/gain on derivatives	(3,603,541)	(2,366,466)
Total (loss)/gain on derivatives		(1,153,309)	64,611

During the nine-month periods ended September 30, 2012 and 2013, the amounts transferred from other comprehensive income to the unaudited condensed consolidated statements of income were losses of $(11,830) and gains of $92,857, respectively. The estimated net amount of existing losses at September 30, 2013, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $74,479.

Fair Value of Financial Instruments and Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents, time deposits and derivative instruments. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits and other investments with high credit quality financial institutions.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

10.	Derivatives and Fair Value Disclosures – Continued

The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings. The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy. Additionally, the Company considers the creditworthiness of each counterparty when determining the fair value of the credit facilities. The Company’s interest rate swap agreements are recorded at fair value. The fair value of the interest rate swaps is determined using a discounted cash flow method based on market-based LIBOR swap yield curves. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items.

Fair Value Disclosures: The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of December 31, 2012:

		Fair Value Measurements Using
Description	Fair Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Interest Rate Swap Agreements	5,949,241	—	5,949,241

Total	5,949,241	—	5,949,241	—

The following table presents the fair values for assets and liabilities measured on a recurring basis categorized into a Level based upon the lowest level of significant input to the valuations as of September 30, 2013:

		Fair Value Measurements Using
Description	Fair Value as of September 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities
Interest Rate Swap Agreements	3,611,021	—	3,611,021

Total	3,611,021	—	3,611,021	—

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

11.	Share Based Compensation

During 2007, the Company’s board of directors adopted an Equity Compensation Plan (“the Plan”), under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive stock-based awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock and stock appreciation rights. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock reserved under this plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of September 30, 2013, a total of 324,766 restricted shares had been granted under the Plan since the first grant in the first quarter of 2007. There were no changes in the status of the Company’s unvested shares for the nine month period ended September 30, 2013.

The remaining unrecognized compensation cost amounting to $292,628 as of September 30, 2013, is expected to be recognized over the remaining period of one year, according to the contractual terms of those nonvested share awards. The share based compensation recognized relating to the unvested shares was $218,870 for the nine month period ended September 30, 2013 (September 30, 2012: $0) and is included in the unaudited condensed consolidated statement of income under the caption “General and administrative expenses”.

12.	Common Stock and Additional Paid-in Capital

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital, represent payments made by the stockholders for the acquisitions of the Company’s vessels, or investments in the Company’s common stock.

On April 30, 2013, the Company completed a follow-on public offering of 11,500,000 shares of common stock, par value of $0.01, for $10.00 per share. The gross proceeds from the offering amounted to $115,000,000, while the net proceeds after the underwriters’ discounts and commissions and other related expenses amounted to $109,183,623.

13.	Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. All of the Company’s shares (including non-vested restricted stock issued under the Plan) participate equally in dividend distributions and in undistributed earnings.

The Company applies the two-class method of computing earnings per share (EPS) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non-vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

13.	Earnings per share – Continued

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested restricted stock and undistributed earnings allocated to non-vested stock are not deducted from net income as reported since such calculation assumes non-vested restricted stock is fully vested from the grant date.

The Company calculates basic and diluted earnings per share as follows:

	Nine-month periods ended September 30,
	2012	2013
Numerator
Net income	21,199,409	15,685,097
Less: Undistributed earnings allocated to non-vested shares	—	(43,315)

Net income attributable to common shareholders, basic	21,199,409	15,641,782

Denominator
Weighted average number of shares outstanding, basic and diluted	20,552,568	26,997,623

Earnings per share, basic and diluted	1.03	0.58

The Company excluded the dilutive effect of the 74,761 non-vested restricted shares in calculating dilutive EPS for the nine-month periods ended September 30, 2013, as they were anti-dilutive

14.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited condensed consolidated financial statements.

The Company has entered into separate agreements to acquire fifteen LPG carriers which are currently under construction, ten of which are described in Notes 3 and 5 and the remaining five are described in Note 14 below. As of September 30, 2013, the Company has future outstanding commitments for installment payments for these agreements as follows:

September 30,	Amount
2014	85,522,600
2015	176,072,600

261,595,200

On September 11, 2013, the Company entered into a memorandum of agreement to acquire one LPG carrier under construction, which is scheduled to be delivered in the third quarter of 2015. The purchase price of this vessel amounts to $25,000,000 and an advance payment of $6,250,000 was paid on October 1, 2013.

StealthGas Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

(Expressed in United States Dollars)

14.	Commitments and Contingencies – Continued

On September 25, 2013, the Company entered into separate memoranda of agreement to acquire two LPG carriers under construction, which are each scheduled to be delivered in the second quarter of 2015. The total consideration of these vessels amounts to $39,000,000 and an advance payment of $9,750,000 was paid on October 10, 2013.

On September 27, 2013, the Company signed contracts with a Japanese shipbuilding yard for the construction of two LPG carriers, named, at an aggregate contract price of $35,000,000. The vessels are scheduled for delivery in the third quarter of 2015. The Company effected advance payments to the shipbuilding yard of $7,875,000 on October 30, 2013.

Future minimum contractual charter revenue, gross of commissions, based on vessels committed to non-cancellable, long-term time and bareboat charter contracts as of September 30, 2013, amount to $90,287,234 for the twelve months ending September 30, 2014, $42,306,739 for the twelve months ending September 30, 2015, $23,538,080 for the twelve months ending September 30, 2016 and $3,867,250 for the twelve months ending September 30, 2017. These amounts do not include any assumed off-hire. Of these amounts, $9,814,000 for the twelve months ending September 30, 2014, $9,814,000 for the twelve months ending September 30, 2015, $8,850,200 for the twelve months ending September 30, 2016 and $3,035,250 for the twelve months ending September 30, 2017 relate to time charter agreements with Emihar Petroleum Inc. discussed in Note 3.

15.	Subsequent Events

(a)	On October 31, 2013 the Company signed a commitment letter with a bank to partially finance the acquisition of two LPG carriers on their delivery in an amount equal to (i) the lesser of $21,700,000 or 70% of the fair market value of the vessels subject to the specified vessel minimum employment condition being met at the delivery date of each vessel or (ii) the lesser of $20,150,000 or 65% of the fair market value of the vessels if the specified vessel minimum employment condition will not be met at the delivery date of each vessel. The term loan will be drawn down in two tranches upon the delivery of each vessel. The total facility will be repayable, with the first installment commencing three months after the drawdown, in thirty two consecutive quarterly installments plus a balloon payment payable together with the last installment.